UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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FORM 12b-25
NOTIFICATION OF LATE FILING	SEC FILE NUMBER 1 - 8722
CUSIP NUMBER 553 53 1104

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	MARCH 31, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MSC. SOFTWARE CORPORATION
Full Name of Registrant

Former Name if Applicable

2 MAC ARTHUR PLACE
Address of Principal Executive Office (Street and Number)

SANTA ANA, CALIFORNIA 92707
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

The Company has delayed the filing of its Form 10-K for the year ended December 31, 2003 pending an independent review by outside counsel of certain claims made regarding the possible withholding of information from the Company’s independent auditors.  As the investigation has not yet been concluded, the Company’s independent auditors have not completed their review of the Company’s financial statements for the quarter ended March 31, 2004 and, accordingly, the Company will also delay the filing of its Form 10-Q for the quarter ended March 31, 2004.  The Form 10-Q is not expected to be filed by the extended deadline.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	LOUIS A.GRECO	(714)	540 - 8900
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐ Yes			☒ No
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2003

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Attached hereto is a copy of the Company’s preliminary earnings release, dated April 28, 2004, which is incorporated herein by reference.
The first quarter results contained in the attached earnings release are preliminary and are subject to final review by the Company’s independent auditors.

MSC. SOFTWARE CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	MAY 10, 2004	By	/s/ LOUIS A.GRECO
LOUIS A. GRECO, CHIEF FINANCIAL OFFICER

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.

One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.

Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

FOR RELEASE ON 04/28/04 at 6:00am PT

Investor Contact:	Media Contact:
Joanne Keates	Todd Evans
Vice President, Investor Relations	Corporate Communications
(714) 444-8551	(714) 445-3066
joanne.keates@mscsoftware.com	todd.evans@mscsoftware.com

MSC.SOFTWARE REPORTS FIRST QUARTER FINANCIAL RESULTS

SANTA ANA, Calif. – April 28, 2004 - MSC.Software Corp. (NYSE: MNS), the leading global provider of virtual product development (VPD) products including simulation software and services, today announced preliminary financial results for the first quarter ended March 31, 2004.

First quarter highlights include:

•                  Revenue of $68.1 million, up 11% from the first quarter of 2003;

•                  Income from continuing operations of $2.8 million or $0.08 per diluted share.

•                  Key balance sheet items include $57.2 million in cash and investments, and $80.4 million in deferred revenue.

For the first quarter ended March 31, 2004, MSC.Software reported revenue of $68.1 million, compared to $61.4 million for the first quarter last year. Income from continuing operations for the first quarter was $2.8 million or $0.08 per diluted share compared to $1.8 million or $0.06 per diluted share in the first quarter last year.

“The MSC.Software team around the world remains very focused on executing the plan for profitable revenue growth and the 11% topline growth in the first quarter speaks very loudly to their combined efforts,” said Frank Perna, chairman and CEO, MSC.Software.

“Our global sales force has completed more than 600 VPD Maturity Model (VPDMM) assessments to date and the customers who are involved in this process are finding tremendous value in the ability to benchmark their product development processes and attach defined return on investment analyses to increasing their level of product development maturity in specific disciplines.  The combination of our VPDMM program, the depth and breadth of our product portfolio and the flexibility of our MasterKey licensing system continues to be a competitive differentiator and a definite revenue driver.”

“We are also continuing to see growth opportunities in new markets like biomedical, electromechanical and consumer products.  While these markets are relatively small sources of revenue today, we are laying a solid foundation in new vertical markets with new customer relationships that should bolster future growth.”

“Development of the Simulation Office product suite continues to be on track and we are rolling out the plan and messaging to the MSC.Software team in the second quarter and to customers in the third quarter.  The Simulation Office strategy is the natural evolution of our software product portfolio and is a clear path to increased interoperability, scalability and ease of use within our product suite, and is complemented by our SimDesigner product line. The acquisition of SOFY and the integration of its technology within the MSC.Software product suite also fits well with this strategy.”

“While revenue results for Asia-Pacific and Europe were quite strong, we continue to work very hard to overcome the difficult enterprise software environment in the Americas.  The combination of pricing pressures and a generally difficult environment for software purchases has contributed to a decline in our revenue in the Americas.  However, we have seen an encouraging trend from both new sales of MasterKey token licenses as well incremental investments in more tokens from existing customers and we feel that this positions us well for growth in our software business for the long term.”

Americas

In the Americas, revenue in the first quarter was $19.6 million down 15% compared to the first quarter last year.  In the first quarter, 26 transactions over $100,000 were signed, and the total number of new accounts increased by 138. Key software and service transactions signed in the quarter included Boeing, Delphi, Ford and Polaris.

Europe

MSC.Software’s European revenue was $24.9 million in the first quarter compared to $18.9 million in the first quarter last year, growing 32%.  Growth in local currencies was 13%.  In the first quarter, the total number of new accounts increased by 31 and the number of transactions over $100,000 totaled 61.  Key software and service engagements were signed with BAE, Ferrari, FIAT and MTU.

Asia-Pacific

The Asia-Pacific region reported revenue of $23.6 million in the first quarter compared to $19.5 million in the first quarter last year for a growth rate of 21%, growth in local currencies was 10%. In the first quarter, the total number of new customer accounts increased by 70. In the first quarter 41 transactions over $100,000 were signed in the region.  Key software and service contracts were signed with Toyota, HanJin Heavy Industries, Shenyang Engineering, Olympus and Subros in India.

Outlook

Based on current visibility, the Company expects second quarter revenue to be in the range of $65 million to $70 million and earnings to be in the range of $0.06 to $0.08 per diluted share. The Company expects revenue for FY 2004 to be in the range of $260 million to $280 million and earnings to be in the range of $0.35 to $0.45 per diluted share.

Note on Status of Independent Review and Filing of Forms 10-K and 10-Q

As reported in an earlier press release dated March 30, 2004, the Company has delayed the filing of its Form 10-K pending an independent review by outside counsel of certain claims made regarding information relating to the accounting for stock options of a departing employee of a foreign subsidiary. The initial phases of this review have been completed, and as soon as possible after this review is completed, MSC.Software will file its Form 10-K. The company’s Form 10-Q for the period ended March 31, 2004 will not be filed until the Form 10-K for the year ended December 31, 2003 is filed.

The first quarter results are preliminary and are subject to final review by MSC.Software’s independent auditors.

Conference Call

MSC.Software’s conference call to discuss the preliminary first quarter results will be Webcast live today at 8:30 a.m. Pacific (11:30 am Eastern) and can be accessed from the

Company’s website at http://www.mscsoftware.com/ir. It can also be accessed through the following dial-in numbers: US – (800) 374-0151 or Intl. – (706) 634-4981.  An archived version of the conference call will also be available at the Company’s website. Upon completion of the conference call, a conference call replay will also be available for 48 hours at:  US - (800) 642-1687 or Intl. – (706) 645-9291 using the conference ID code:  6960196.

About MSC.Software Corporation

MSC.Software (NYSE: MNS) is the leading global provider of virtual product development (VPD) products including simulation software and services that help companies make money, save time and reduce costs associated with designing and testing manufactured products.  MSC.Software works with thousands of companies in hundreds of industries to develop better products faster by utilizing information technology, software and services.  MSC.Software employs more than 1300 people in 22 countries.  For additional information about MSC.Software’s products and services, please visit www.mscsoftware.com.

Except for the historical information contained herein, certain matters discussed in this news release constitute forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements. Other factors which could cause such results to differ materially from those described in the forward-looking statements include delays in developing, completing, or shipping new or enhanced products, the ability to assimilate acquisitions into MSC’s operations, foreign currency translations, and other risks and uncertainties that are detailed in the Company’s annual report on Form 10-K and other reports filed by the Company with the Securities and Exchange Commission.

(Financial Tables Follow)

MSC.SOFTWARE CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(Amounts in Thousands, Except Per Share Amounts)

	Three Months Ended March 31,
	2004	2003

REVENUE:
Software	$40,651	$36,897
Services	27,413	24,481

Total Revenue	68,064	61,378

COST OF REVENUE:
Software	6,764	3,721
Services	14,363	13,381

Total Cost of Revenue	21,127	17,102

GROSS PROFIT	46,937	44,276

OPERATING EXPENSE:
Research and Development	6,361	7,248
Selling, General and Administrative	34,784	30,320
Write-Off of Acquired In-Process R&D	338	—
Amortization of Intangibles	1,542	1,901

Total Operating Expense	43,025	39,469

OPERATING INCOME	3,912	4,807

OTHER EXPENSE
Interest Expense	1,161	1,952
Other Expense (Income), Net	(1,598)	(25)

Total Other Expense, Net	(437)	1,927

INCOME FROM CONTINUING OPERATIONS BEFORE PROVISION FOR INCOME TAXES	4,349	2,880

Provision for Income Taxes	1,565	1,042

INCOME FROM CONTINUING OPERATIONS	2,784	1,838

DISCONTINUED OPERATIONS
Loss from Discontinued Operations, Net of Tax	—	(704)
Loss from Disposal of Discontinued Operations, Net of Tax	—	—

TOTAL LOSS FROM DISCONTINUED OPERATIONS	—	(704)

NET INCOME	$2,784	$1,134

BASIC EARNINGS PER SHARE FROM CONTINUING OPERATIONS	$0.09	$0.06

DILUTED EARNINGS PER SHARE FROM CONTINUING OPERATIONS	$0.08	$0.06

BASIC LOSS PER SHARE FROM DISCONTINUED OPERATIONS	$0.00	$(0.02)

DILUTED LOSS PER SHARE FROM DISCONTINUED OPERATIONS	$0.00	$(0.02)

BASIC EARNINGS PER SHARE	$0.09	$0.04

DILUTED EARNINGS PER SHARE	$0.08	$0.04

Basic Weighted-Average Shares Outstanding	30,480	29,827

Diluted Weighted-Average Shares Outstanding	42,803	30,366

MSC.SOFTWARE CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Amounts in Thousands)

	March 31, 2004	December 31, 2003
ASSETS

Cash and Investments	$57,200	$48,534
Trade Accounts Receivable, Net	73,903	73,691
Current Assets of Discontinued Operations	155	384
Other Current Assets	43,608	43,800

Total Current Assets	174,866	166,409

Property and Equipment, Net	28,545	30,169
Capitalized Software Costs, Net	29,959	29,147
Goodwill and Other Intangible Assets, Net	241,594	237,570
Other Assets	22,851	22,735

Total Assets	$497,815	$486,030

LIABILITIES AND SHAREHOLDERS’ EQUITY

Accounts Payable	$9,962	$11,065
Deferred Revenue	80,395	69,495
Restructuring Reserve	463	1,229
Current Liabilities of Discontinued Operations	2,699	3,330
Other Current Liabilities	32,689	34,581

Total Current Liabilities	126,208	119,700

Deferred Income Taxes	21,630	21,832
Notes Payable to Shareholders	3,467	4,677
Subordinated Convertible Debentures	100,000	100,000
Subordinated Notes Payable, Less Current Portion	7,060	7,015
Other Long-Term Liabilities	8,665	8,408

Total Liabilities	267,030	261,632

Total Shareholders’ Equity	230,785	224,398

Total Liabilities and Shareholders’ Equity	$497,815	$486,030

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